UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under The Securities Exchange Act of 1934

(Amendment No. 5)*

The St. Joe Company

(Name of Issuer)

Common Stock, No par value

(Title of Class of Securities)

790148100

(CUSIP Number)

Winfred L. Thornton

Alfred I. duPont Testamentary Trust

4600 Touchton Road, East

Building 200, Suite 500

Jacksonville, FL 32246

(904) 232-4148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alfred I. duPont Testamentary Trust

2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 33,351,546 8. Shared Voting Power 33,351,546 9. Sole Dispositive Power 33,351,546 10. Shared Dispositive Power 33,351,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,351,546

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) The Nemours Foundation

2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings us Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,863,678 8. Shared Voting Power 1,863,678 9. Sole Dispositive Power 1,863,678 10. Shared Dispositive Power 1,863,678

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,678

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Winfred L. Thornton

2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 19,140 8. Shared Voting Power 35,215,224 9. Sole Dispositive Power 19,140 10. Shared Dispositive Power 35,215,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,234,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate Trustee

2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 50,500 8. Shared Voting Power 35,215,224 9. Sole Dispositive Power 50,500 10. Shared Dispositive Power 35,215,224

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,265,724

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.6%

14.	Type of Reporting Person (See Instructions) BK

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Hugh M. Durden

2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,001 8. Shared Voting Power 35,215,224 9. Sole Dispositive Power 4,001 10. Shared Dispositive Power 35,215,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,219,225

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John S. Lord

2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,850 8. Shared Voting Power 35,215,224 9. Sole Dispositive Power 9,850 10. Shared Dispositive Power 35,215,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,225,074

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Herbert H. Peyton

2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,850 8. Shared Voting Power 35,215,224 9. Sole Dispositive Power 9,850 10. Shared Dispositive Power 35,215,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,225,074

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John F. Porter, III

2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 35,215,224 9. Sole Dispositive Power 0 10. Shared Dispositive Power 35,215,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,215,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) W. T. Thompson, III

2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,500 8. Shared Voting Power 35,260,224 9. Sole Dispositive Power 1,500 10. Shared Dispositive Power 35,260,224

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,261,724

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 46.6%

14.	Type of Reporting Person (See Instructions) IN

Items 4, 5, and 7 are amended as set forth below.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as a significant stockholder, the Reporting Persons currently do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. The Reporting Persons do not have any plans or proposals which relate to or result in any change in the officers of the Issuer. Presently, Messrs. Durden, Lord, Peyton and Thornton are directors on the Issuer’s Board of Directors which has nine members and the Reporting Persons do not have any plans or proposals to change the number or term of directors, other than to fill any future vacancies on the Board.

On February 7, 2003, the Trust and the Foundation entered into a 90-day stock repurchase agreement with the Issuer. Such agreement was renewed for additional 90-day periods on May 19, 2003 and August 23, 2003. The August 23, 2003 renewal agreement will last to November 10, 2003 and calls for the Trust or the Foundation to sell to the Issuer each Monday a number of shares equal to 0.9 times the amount of shares that the Issuer purchased from the public during the previous week.

On August 28, 2003, the Issuer filed a registration statement (the “Registration Statement”) in connection with the offering of up to 11,000,000 shares of Common Stock by the Trust from time to time. The Trust may, from time to time, sell all or part of the shares covered by the Registration Statement on terms determined at the time such shares are offered for sale, to or through underwriters, directly to other purchasers or broker-dealers, or through dealers or other persons acting as agents, or through a combination of such methods. The distribution of such shares may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The Trust intends to sell shares of the Common Stock covered by the Registration Statement in order to diversity the Trust’s assets. In the future, the Trust may sell additional shares of Common Stock. The Trust anticipates that it will continue to reduce its ownership of Common Stock over the next several years through open market sales, private sales, participation in the Issuer’s stock repurchase program or otherwise. The timing and amount of sales by the Trust is subject to a number of uncertainties, including the market price of the Common Stock, the Issuer’s prospects and general economic conditions.

As stated in Item 2, Messrs. Durden, Lord, Peyton and Thornton are all directors of the Issuer and by serving in that capacity may explore actions and transactions that may be advantageous to the Issuer, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Durden, Lord, Peyton and Thornton do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Trust beneficially owned 33,351,546 shares of the Common Stock, which represented 44.1% of the issued and outstanding shares of Common Stock of the Issuer. As of such date, the Foundation beneficially owned 1,863,678 shares of Common Stock of the Issuer, which represented 2.5% of the outstanding Common Stock of the Issuer. By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation may be deemed to have indirect beneficial ownership of the shares of the Issuer owned by the Trust and the Foundation. In addition, as of such date, Winfred L. Thornton has beneficially ownership over 3,471 shares of Common Stock of the Issuer, and William T. Thompson, III has beneficial ownership over 46,500 shares of the Common Stock of the Issuer. In addition, as of such date, John S. Lord has the right to acquire, 9,850 shares of the Common Stock of the Issuer, Herbert H. Peyton has the right to acquire 9,850 shares of the Common Stock of the Issuer, Hugh M. Durden has the right to acquire 4,001 shares of the Common Stock of the Issuer and Winfred L. Thornton has the right to acquire 15,669 shares of the Common Stock of the Issuer. In addition, Wachovia Bank, N.A., may be deemed to have beneficial ownership over 50,500 shares of Common Stock of the Issuer held in fiduciary and investment capacities. The number of shares owned by each of the foregoing individuals and Wachovia Bank, N.A., individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer.

(b) By virtue of their status as trustees and directors, the Trustees and the directors of the Foundation have the power to vote or direct the vote and the power to dispose or direct the disposition of the 33,351,546 shares of Common Stock of the Issuer owned by the Trust and the 1,863,678 shares of Common Stock of the Issuer owned by the Foundation. Mr. Thornton has the sole power to vote and dispose of the 3,471 shares of Common Stock of the Issuer which he owns. Mr. Thompson has the sole power to vote and dispose of 1,500 shares of Common Stock of the Issuer which he owns and shares voting and dispositive power over the other 45,000 shares of Common Stock of the Issuer he beneficially owns. In addition to the shares held by the Trust and Foundation, Wachovia Bank, N.A., has sole voting and dispositive power over 50,500 shares of Common Stock of the Issuer.

(c) Between February 18, 2003 and the date hereof, the Trust closed on the following transactions in the Issuer’s Common Stock:

Date of event or transaction	Type of event or transaction	Number of shares disposed of	Price per share and aggregate price	Number of shares owned after transaction
2/18/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	13,500	27.91	33,942,486

2/24/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	9,900	27.93	33,932,586

3/03/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	30,420	27.85	33,902,166

3/10/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	32,130	27.59	33,870,036

3/24/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	103,770	27.26	33,766,266

3/31/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	76,500	27.28	33,689,766

4/07/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	129,060	27.45	33,560,706

4/14/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	15,120	28.35	33,545,586

4/28/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	18,990	29.08	33,526,596

5/12/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	36,450		33,490,146

5/19/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	27,000	29.54	33,463,146

5/27/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	27,000	29.77	33,436,146

6/02/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	21,600	29.91	33,414,546

6/16/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	19,800	30.84	33,394,746

6/23/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	18,000	31.05	33,376,746

6/30/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	18,000	31.18	33,358,746

7/07/03	Sale to Issuer as part of Issuer’s Stock Repurchase Program	7,200	31.24	33,351,546

Between May 5, 2003 and the date hereof, the Foundation closed on the following transactions in the Issuer’s Common Stock:

Date of event or trans-action	Type of event or transaction	Number of shares disposed of	Price per share and aggregate price	Number of shares owned after transaction
5/05/03	Sales to Issuer as part of Issuer’s Stock Repurchase Program	54,900	29.29	2,027,208

6/09/03	Sales to Issuer as part of Issuer’s Stock Repurchase Program	26,820	30.40	2,000,388

7/28/03	Sales to Issuer as part of Issuer’s Stock Repurchase Program	10,710	31.98	1,989,678

8/04/03	Sales to Issuer as part of Issuer’s Stock Repurchase Program	45,000	32.32	1,944,678

8/11/03	Sales to Issuer as part of Issuer’s Stock Repurchase Program	45,000	32.13	1,899,678

8/18/03	Sales to Issuer as part of Issuer’s Stock Repurchase Program	36,000	32.50	1,863,678

Item 7.	Material To Be Filed As Exhibits

1.	Registration Rights Agreement between The St. Joe Company (the “Issuer”) and the Alfred I. duPont Testamentary Trust, dated December 16, 1997 (incorporated by reference to Exhibit 4.01 to the Issuer’s Amendment No. 1 to the registration statement on Form S-3 (File No. 333-42397)).

2.	Amendment No. 1 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer dated January 26, 1998 (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1 (file 333-89146)).

3.	Amendment No. 2 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer, dated May 24, 2002 (incorporated by reference to Exhibit 4.3 of the Issuer’s statement on Form S-1 (File 333-89146)).

4.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated February 7, 2003 (incorporated by reference to Exhibit 99.03 to the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003).

5.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated May 19, 2003 (filed herewith).

6.	Agreement between the Issuer and the Alfred I. duPont Testamentary Trust and the Nemours Foundation dated August 12, 2003 (filed herewith).

7.	Agreement among Reporting Persons dated June 28, 2002 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D-A filed with the SEC on June 28, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALFRED I. DUPONT TESTAMENTARY TRUST

September 5, 2003	/s/ WINFRED L. THORNTON
Winfred L. Thornton Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEMOURS FOUNDATION

September 5, 2003	/s/ WILLIAM T. THOMPSON, III
William T. Thompson, III Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WACHOVIA BANK, N.A., as Corporate Trustee

September 5, 2003	/s/ CHARLOTTE A. BORLAND
Charlotte A. Borland Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2003	/s/ HUGH M. DURDEN
Hugh M. Durden

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2003	/s/ JOHN S. LORD

John S. Lord

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2003	/s/ HERBERT H. PEYTON

Herbert H. Peyton

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2003	/s/ JOHN F. PORTER, III

John F. Porter, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2003	/s/ WILLIAM T. THOMPSON, III

William T. Thompson, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2003	/s/ WINFRED L. THORNTON

Winfred L. Thornton